Mail Stop 3561

December 19, 2006

<u>By Facsimile and U.S. Mail</u>

Mr. Luigi Ferraris
Chief Financial Officer
ENEL-Societa per Azioni
Viale Regina Margherita 137, Rome, Italy

   Re: **ENEL-Societa per Azioni**
       Form 20-F for the year ended December 31, 2005
       Filed June 28, 2006
       File No. 1-14970

Dear Mr. Ferraris:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>ENEL-Societa per Azioni for 20-F for the year ended December 31, 2005</u>

<u>Contractual Obligations, page 107</u>

1. Prospectively, include contractual interest payments with respect to your long-term debt in the contractual obligations table. Also, please explain if your disclosure could be enhanced by the inclusion of contractual settlements associated with your derivative contracts.

<u>Consolidated Balance Sheets, page F-3</u>

Trade Receivables, page F-3

2. Please explain in detail why your trade receivables represent approximately 25% of your revenues from sales and services. Also, prospectively disclose the amount of receivables related to revenue that has been recognized and not yet billed at period end (e.g. unbilled revenues). If applicable, discuss any material differences in the amount of such unbilled receivables.

Consolidated Statement of Changes in Shareholders' Equity, page F-5

3. Please disclose in future filings the amount of current and deferred tax relating to items charged or credited to equity. See paragraph 81a of IAS no. 12.

Notes to the Consolidated Financial Statements, page F-7

4. Paragraph 14 of IAS no. 1 indicates that an entity whose financial statements comply with IFRSs shall make an *explicit and unreserved* statement of such compliance in the notes. Financial statements shall not be described as complying with IFRSs unless they comply with all the requirements of IFRSs. In this regard, we see your disclosure that you were in *conformity* with IFRS-EU and there is no reference to the term *compliance*. Explain if you are in compliance with *all* requirements, or discuss the specific reasons for the omission of the statement.

Note 1. Summary of Significant Accounting and Reporting Policies, F-8

Joint Ventures, page F-9

5. We note your use of the proportionate method of consolidation related to your joint ventures. Please summarize for us your material interests that you hold. To the extent such interests relate to jointly owned electric utility plants, please refer to the disclosure requirements of SAB Topic 10C.

Employee Benefits, page F-14

6. Explain to us how you determine the fair value of plan assets under IAS 19. Under US GAAP companies have a choice how they calculate the market related value of plan assets as discussed in paragraph 30 of SFAS 87. The method by which a US GAAP company calculates the market-related value can have an impact on net income, and as such should be disclosed.

(5) Discontinued Operations, page F-23

7. Your liquidity discussion on page 102 *summarizes* the impact of your discontinued operations with respect to reduced indebtedness and proceeds on disposal of entities, although we do not see the specific cash flow disclosures regarding your discontinued operations as required by paragraph 33 c of IFRS no. 5 on the statement of cash flows, or in the notes. Since the disposals were material, enhance future disclosure to reflect the *specific* cash flows from operations, investing and financing activities related to your disposal entities.

(6.b) Other revenues – euro 1,787 million, page F-25

8. Please explain why you recognized 1,068 million related to stranded costs that the company has been *entitled* to recover. In this regard, explain if such amount recognized has been realized from customers. If not realized, explain the rationale and accounting basis for revenue recognition prior to collection from ratepayers.

(7.e) Other Operating Expenses – euro 911 million, page F-28

9. You disclose on page 72 higher emission charges than what was initially assigned by the government and measures you plan to implement with respect to compliance. Please enhance future disclosure by discussing the future impact to liquidity and capital expenditures expected to result from implementation of these measures.

(11.b) Trade receivables — euro 8,316 million, page F-31

10. Please show us the analysis you performed to assure that the allowance at year-end was reasonable. Please be detailed in your response. We may have further comment upon review of your response.

(12.d) Investments accounted for using the equity method — euro 1,797 million, page F-40

11. We note KPMG placed reliance on PricewaterhouseCoopers SpA for the audit of Wind for the year ended December 31, 2004. KPMG also states in the last sentence of the first paragraph of its report that the amounts included for Wind is based solely on the report of the other auditors. Please confirm that KPMG assumed full responsibility for the amounts for Wind and its subsidiaries included in the financial statements of Enel for the year ended December 31, 2005 or advise.

(13.d) Other current liabilities — euro 4,218 million, page F-44

12. Please explain if there are any restrictions associated with your use of the customer security deposits. In this regard, please discuss where the related asset is classified on your balance sheet. Please see paragraph 48 of IAS no. 7.

(14.b) Post-employment and other employee benefits — euro 2,662 million, page F-48

13. Prospectively, disclose the expense resulting from termination benefits pursuant to paragraph 142 of IAS no. 19.

21. Reconciliation of Net Income and Shareholders' Equity From IFRS – EU and U.S. GAAP, page F-76

21.7.7 Intangible Asset Disclosures, page F-90

14. Prospectively, please provide all the disclosures required by paragraphs 44 and 45 of SFAS no. 142.

21.15 Classification Differences, page F-93

15. Please provide to us your analysis supporting your decision to reclassify the performance of Terna from discontinued to continuing operations under US GAAP. Please be detailed in your response.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3999 or Donna DiSilvio at (202) 551-3202 or, in his absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant